Exhibit 99.1

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2015

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2015	2014
Continuing operations		(Unaudited)
Net sales	3	2,253,555	2,579,944
Cost of sales	4	(1,440,692)	(1,527,034)
Gross profit		812,863	1,052,910
Selling, general and administrative expenses	5	(436,107)	(488,860)
Other operating income (expense), net		2,617	1,720
Operating income		379,373	565,770
Finance Income	6	12,107	11,465
Finance Cost	6	(6,257)	(13,003)
Other financial results	6	(7,270)	44,031
Income before equity in earnings of non-consolidated companies and income tax		377,953	608,263
Equity in earnings of non-consolidated companies		(24,950)	18,821
Income before income tax		353,003	627,084
Income tax		(131,925)	(199,065)
Income for the period		221,078	428,019

Attributable to:
Owners of the parent		222,217	422,505
Non-controlling interests		(1,139)	5,514
		221,078	428,019
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.19	0.36
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.38	0.72

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2015	2014
	(Unaudited)
Income for the period	221,078	428,019
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(181,201)	12,910
Change in value of available for sale financial instruments and cash flow hedges	388	(1,402)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(63,981)	428
- Changes in the fair value of derivatives held as cash flow hedges and others	(753)	(565)
Income tax relating to components of other comprehensive income	(311)	28
Other comprehensive (loss) income for the period, net of tax	(245,858)	11,399
Total comprehensive (loss) income for the period	(24,780)	439,418
Attributable to:
Owners of the parent	(23,397)	433,887
Non-controlling interests	(1,383)	5,531
	(24,780)	439,418

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2015		At December 31, 2014
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,192,692		5,159,557
Intangible assets, net	9	2,709,467		2,757,630
Investments in non-consolidated companies		718,979		808,663
Available for sale assets		21,572		21,572
Other investments		1,559		1,539
Deferred tax assets		230,338		268,252
Receivables		257,814	9,132,421	262,176	9,279,389
Current assets
Inventories		2,438,252		2,779,869
Receivables and prepayments		249,283		267,631
Current tax assets		129,657		129,404
Trade receivables		1,675,941		1,963,394
Other investments	10	2,375,110		1,838,379
Cash and cash equivalents	10	675,619	7,543,862	417,645	7,396,322
Total assets			16,676,283		16,675,711
EQUITY
Capital and reserves attributable to owners of the parent			12,795,750		12,819,147
Non-controlling interests			150,817		152,200
Total equity			12,946,567		12,971,347
LIABILITIES
Non-current liabilities
Borrowings		27,494		30,833
Deferred tax liabilities		721,893		714,123
Other liabilities		284,201		285,865
Provisions		62,366	1,095,954	70,714	1,101,535

Current liabilities
Borrowings		1,154,642		968,407
Current tax liabilities		297,750		352,353
Other liabilities		321,970		296,277
Provisions		18,142		20,380
Customer advances		188,704		133,609
Trade payables		652,554	2,633,762	831,803	2,602,829
Total liabilities			3,729,716		3,704,364
Total equity and liabilities			16,676,283		16,675,711

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(678,008)	(317,799)	11,906,630	12,819,147	152,200	12,971,347

Income for the period	-	-	-	-	-	222,217	222,217	(1,139)	221,078
Currency translation adjustment	-	-	-	(180,439)	-	-	(180,439)	(762)	(181,201)

Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(441)	-	(441)	518	77
Share of other comprehensive income of non-consolidated companies	-	-	-	(63,981)	(753)	-	(64,734)	-	(64,734)
Other comprehensive loss for the period	-	-	-	(244,420)	(1,194)	-	(245,614)	(244)	(245,858)
Total comprehensive (loss) income for the period	-	-	-	(244,420)	(1,194)	222,217	(23,397)	(1,383)	(24,780)

Balance at March 31, 2015	1,180,537	118,054	609,733	(922,428)	(318,993)	12,128,847	12,795,750	150,817	12,946,567

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the period	-	-	-	-	-	422,505	422,505	5,514	428,019
Currency translation adjustment	-	-	-	12,918	-	-	12,918	(8)	12,910
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(1,399)	-	(1,399)	25	(1,374)
Share of other comprehensive income of non-consolidated companies	-	-	-	428	(565)	-	(137)	-	(137)
Other comprehensive income (loss) for the period	-	-	-	13,346	(1,964)	-	11,382	17	11,399
Total comprehensive income (loss) for the period	-	-	-	13,346	(1,964)	422,505	433,887	5,531	439,418
Acquisition of non-controlling interests	-	-	-	-	6	-	6	(96)	(90)
Dividends paid in cash	-	-	-	-	-	-	-	(47,889)	(47,889)
Balance at March 31, 2014	1,180,537	118,054	609,733	(393,398)	(307,716)	11,517,103	12,724,313	136,992	12,861,305

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of March 31, 2015 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2015	2014
Cash flows from operating activities		(Unaudited)
Income for the period		221,078	428,019
Adjustments for:
Depreciation and amortization	8 & 9	147,737	152,664
Income tax accruals less payments		14,137	70,790
Equity in earnings of non-consolidated companies		24,950	(18,821)
Interest accruals less payments, net		(4,451)	(8,099)
Changes in provisions		(10,586)	4,924
Changes in working capital		515,636	16,660
Other, including currency translation adjustment		(30,608)	(34,293)
Net cash provided by operating activities		877,893	611,844

Cash flows from investing activities
Capital expenditures	8 & 9	(261,259)	(189,045)
Advance to suppliers of property, plant and equipment		2,294	(28,651)
Investment in non-consolidated companies	12	-	(1,380)
Net loan to non-consolidated companies	12	(6,288)	(18,748)
Proceeds from disposal of property, plant and equipment and intangible assets		554	4,027
Changes in investments in short terms securities		(536,731)	(304,446)
Net cash used in investing activities		(801,430)	(538,243)
Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries		-	(47,889)
Acquisitions of non-controlling interests		-	(90)
Proceeds from borrowings (*)		607,310	494,407
Repayments of borrowings (*)		(418,195)	(468,670)
Net cash provided by (used) in financing activities		189,115	(22,242)

Increase in cash and cash equivalents		265,578	51,359
Movement in cash and cash equivalents
At the beginning of the period		416,445	598,145
Effect of exchange rate changes		(10,206)	185
Increase in cash and cash equivalents		265,578	51,359
At March 31,		671,817	649,689
		At March 31,
Cash and cash equivalents		2015	2014
Cash and bank deposits		675,619	659,765
Bank overdrafts		(3,802)	(10,076)
		671,817	649,689

(*) Mainly related to the renewal of short-term local facilities carried out during the three-month period ending March 31, 2015 and 2014, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Other investments and Cash and cash equivalents
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Related party transactions
14	Fair value

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2014.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on April 30, 2015.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2014. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in the risk management department or in any risk management policies since the year ended December 31, 2014.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2014 and as of the date of these Financial Statements have a material effect on the Company’s financial condition or result of operations.

3          Segment Information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2015	Tubes	Other	Total
IFRS - Net Sales	2,076,633	176,922	2,253,555

Management View - Operating income	438,373	10,321	448,694
· Differences in cost of sales and others	(69,232)	(1,327)	(70,559)
· Depreciation and amortization	1,160	78	1,238
IFRS - Operating income	370,301	9,072	379,373
Financial income (expense), net			(1,420)
Income before equity in earnings of non-consolidated companies and income tax			377,953
Equity in earnings of non-consolidated companies			(24,950)
Income before income tax			353,003

Capital expenditures	238,581	22,678	261,259
Depreciation and amortization	142,276	5,461	147,737

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2014	Tubes	Other	Total

IFRS - Net Sales	2,417,957	161,987	2,579,944

Management View - Operating income	546,637	(6,062)	540,575
· Differences in cost of sales and others	14,323	10,537	24,860
· Depreciation and amortization	319	16	335
IFRS - Operating income	561,279	4,491	565,770
Financial income (expense), net			42,493
Income before equity in earnings of non-consolidated companies and income tax			608,263
Equity in earnings of non-consolidated companies			18,821
Income before income tax			627,084

Capital expenditures	183,662	5,383	189,045
Depreciation and amortization	147,242	5,422	152,664

In the three-month period ended March 31, 2015, net income under management view amounted to $304.6 million, while under IFRS amounted to $221.1 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investments in non-consolidated companies.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Three-month ended March 31, 2015
Net sales	1,047,460	561,496	245,028	320,630	78,941	2,253,555
Capital expenditures	164,582	69,638	13,997	8,681	4,361	261,259
Depreciation and amortization	84,384	28,764	27,584	2,436	4,569	147,737

Three-month ended March 31, 2014
Net sales	1,163,243	500,168	273,409	541,421	101,703	2,579,944
Capital expenditures	74,622	78,885	30,675	436	4,427	189,045
Depreciation and amortization	82,608	30,115	31,924	2,659	5,358	152,664

3          Segment Information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom; Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan, Congo and; “Far East and Oceania” comprises principally China and Indonesia.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Inventories at the beginning of the period	2,779,869	2,702,647

Plus: Charges of the period
Raw materials, energy, consumables and other	566,250	952,890
Services and fees	83,517	104,354
Labor cost	254,600	293,431
Depreciation of property, plant and equipment	88,741	91,856
Amortization of intangible assets	5,726	2,723
Maintenance expenses	50,936	50,133
Allowance for obsolescence	16,372	2,108
Taxes	5,415	1,092
Other	27,518	31,467
	1,099,075	1,530,054

Less: Inventories at the end of the period	(2,438,252)	(2,705,667)
	1,440,692	1,527,034

5           Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Services and fees	39,987	42,065
Labor cost	143,128	150,563
Depreciation of property, plant and equipment	4,717	5,024
Amortization of intangible assets	48,553	53,061
Commissions, freight and other selling expenses	117,721	143,097
Provisions for contingencies	6,304	7,987
Allowances for doubtful accounts	7,675	16,795
Taxes	41,218	39,958
Other	26,804	30,310
	436,107	488,860

6           Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2015	2014
	(Unaudited)

Interest Income	7,479	7,513
Interest from available-for-sale financial assets	69	636
Net result on changes in FV of financial assets at FVTPL	3,957	2,872
Net result on available-for-sale financial assets	602	444
Finance Income	12,107	11,465
Finance Cost	(6,257)	(13,003)
Net foreign exchange transactions results (*)	(22,595)	51,276
Foreign exchange derivatives contracts results	14,551	(4,555)
Other	774	(2,690)
Other Financial results	(7,270)	44,031
Net Financial results	(1,420)	42,493

 (*) For the three month period ended March 31, 2015, include the negative impact from the Brazilian Real devaluation against the U.S. dollar denominated borrowings in Brazil. For the three month period ended March 31, 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities

7           Dividend distribution

On February 18, 2015 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2015, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 27, 2014. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 20, 2015, with an ex-dividend date of May 18, 2015. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	5,159,557	4,673,767
Currency translation adjustment	(118,150)	8,683
Additions (*)	243,355	173,117
Disposals	(554)	(4,027)
Transfers	1,942	(270)
Depreciation charge	(93,458)	(96,880)
At March 31,	5,192,692	4,754,390

 (*)The increase is mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

9     Intangible assets, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	2,757,630	3,067,236
Currency translation adjustment	(9,846)	314
Additions	17,904	15,928
Transfers	(1,942)	270
Amortization charge	(54,279)	(55,784)
At March 31,	2,709,467	3,027,964

10           Other investments and Cash and cash equivalents

	At March 31,	At December 31,
	2015	2014
Other investments	(Unaudited)
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	931,488	718,877
Bonds and other fixed Income	1,138,537	817,823
Fund Investments	305,085	301,679
	2,375,110	1,838,379
Cash and cash equivalents
Cash at banks	110,640	120,772
Liquidity funds	194,833	110,952
Short – term investments	370,146	185,921
	675,619	417,645

11           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2014.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect the results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $303 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $9 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment. The hearing on this appeal will be held on May 14, 2015.

11           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Tax assessment in Italy (Cont.)

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of March 31, 2015, of EUR248 million (approximately $267 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. The hearing on this appeal will be held on June 22, 2015.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

11    Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of March 31, 2015, the estimated aggregate contract amount through March 31, 2016, calculated at current prices, is approximately $223 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $431.7 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2014	21,072,180
Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of March 31, 2015, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733
Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

12           Investments in non-consolidated companies

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

At March 31, 2015, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $18.1 per ADS, giving Tenaris’s ownership stake a market value of approximately $415.1 million (Level 1). At March 31, 2015, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $562.2 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At March 31, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 21.5 (approximately $6.7) per share, giving Tenaris’s ownership stake a market value of approximately $167.5 million (Level 1). At March 31, 2015, the carrying value of Tenaris’s ownership stake in Usiminas, was approximately $153.5 million. This amount includes tangible and intangible assets allocated in the purchase price for $23.7 million.

An impairment over the investment in Usiminas was performed as of December 31, 2014, for a total amount of approximately $49.0 million. Additionally, as of March 31, 2015 the Company impaired the investment in Usiminas for a total amount of approximately $16.8 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, and consequently steel demand, as a result of worsening economic activity, as well as a significant additional downturn in international prices of iron ore and steel, which led to diminished cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of March 31, 2015 and December 31, 2014 the discount rate used to test the investment in Usiminas for impairment was 10.3% and 9.8% respectively.

U.S. Securities and Exchange Commission (“SEC”) review of Usiminas investment

As part of its regular reviews of Tenaris's filings of financial statements, the Staff of the SEC has issued comments regarding the carrying value of Tenaris's investment in Usiminas. While Tenaris has provided information to the SEC Staff supporting the company's accounting treatment of the Usiminas investment under IFRS, discussions with the Staff continue.

If it is determined after the conclusion of this process that an additional impairment of the investment in Usiminas should be recorded in 2014, Tenaris could be required to restate its 2014 financial statements. A restatement of the 2014 financial statements could also result in a restatement of the financial statements for the first quarter of 2015.

The value of Tenaris’s investment in Usiminas was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36.

As of December 31, 2014, the value in use calculation on the investment in Usiminas derived in an impairment charge of $49.0 million. Additionally, during the fourth quarter of 2014, the investment in Usiminas was reduced by $21.8 million due to the currency translation adjustment (CTA), following a devaluation of the Brazilian Real (BRL). Therefore, including quarterly results, the value of Tenaris’s investment in Usiminas decreased from $283.6 million as of September 30, 2014 to $209.3 million as of December 31, 2014.

12           Investments in non-consolidated companies (Cont.)

b)	Usiminas (Cont.)

U.S. Securities and Exchange Commission (“SEC”) review of Usiminas investment (Cont.)

Additionally, in the first quarter of 2015, an additional impairment of $16.8 million was recorded and a further devaluation of the BRL reduced the value of the investment by $35.7 million through CTA. Therefore, including quarterly results, the carrying value as of March 31, 2015 amounted to $153.5 million, representing a 1.2% of Tenaris Net Worth.

The table below shows Tenaris’s carrying value for its investment in Usiminas (expressed on a per share basis) at September 30, 2014, December 31, 2014 and March 31, 2015, as well as the book value of Usiminas equity.

Per share amount in USD	Carrying value	Book value
September 30, 2014	11.3	7.0
December 31, 2014	8.4	6.4
March 31, 2015	6.1	5.2

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

▪
Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of March 31, 2015, the outstanding value of this commitment was approximately $285 million. Tenaris’s exposure under the guarantee in connection with these agreements amounts to $62.6 million, corresponding to the 22% of the agreements’ outstanding value as of March 31, 2015.

▪
Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately $238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of $47.5 million. Tenaris’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of $4.7 million.

▪
Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to $800 million and the proceeds will be used by Techgen in the construction of the facility. As of March 31, 2015, disbursements under the loan agreement amounted $569 million, as a result the amount guaranteed by Tenaris was approximately $125.2 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

13           Related party transactions

As of March 31, 2015:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2015	2014
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	10,918	7,099
	Sales of goods to other related parties	24,785	25,102
	Sales of services to non-consolidated parties	2,227	2,526
	Sales of services to other related parties	924	870
		38,854	35,597

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	76,201	68,546
	Purchases of goods to other related parties	3,874	4,691
	Purchases of services to non-consolidated parties	3,235	7,282
	Purchases of services to other related parties	25,911	17,847
		109,221	98,366

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2015	2014
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	94,341	104,703
	Receivables from other related parties	36,952	31,628
	Payables to non-consolidated parties	(34,014)	(53,777)
	Payables to other related parties	(21,322)	(28,208)
		75,957	54,346

	(b) Financial debt
	Borrowings from other related parties	(52)	(200)
		(52)	(200)

 14           Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2015 and December 31, 2014:

March 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	675,619	-	-	675,619
Other investments	1,539,696	835,414	1,559	2,376,669
Derivatives financial instruments	-	19,269	-	19,269
Available for sale assets	-	-	21,572	21,572
Total	2,215,315	854,683	23,131	3,093,129
Liabilities
Derivatives financial instruments	-	58,523	-	58,523
Total	-	58,523	-	58,523

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	-	-	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets	-	-	21,572	21,572
Total	1,695,110	586,502	23,111	2,304,723
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

 (*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2014.

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

14           Fair Value (Cont.)

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.1% and 100.4% of its carrying amount including interests accrued as of March 31, 2015 and 2014, respectively. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.4% and 0.3 % in the fair value of borrowings as of March 31, 2015 and 2014, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Edgardo Carlos Chief Financial Officer